NO ACT

PE
5-29-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



09011663

Received SEC

JUN 04 2009

Washington, DC 20549

June 4, 2009

Amy Bowerman Freed
Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 6/4/09

Re: News Corporation

Dear Ms. Bowerman Freed:

This is in regard to your letter dated May 29, 2009 concerning the shareholder proposal submitted by Kenneth Steiner for inclusion in News Corporation's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that News Corporation therefore withdraws its May 15, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Kim McManus
Special Counsel

Enclosures

cc:

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

May 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 News Corporation (NWS)
Rule 14a-8 Proposal by Kenneth Steiner
Simple Majority Vote

Ladies and Gentlemen:

The above proposal is now withdrawn. The company did not request that this proposal be withdrawn prior to submitting its no action request.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
News Corporation Shareholder since 2008

Laura A. O'Leary <corporatesecretary@newscorp.com>
Corporate Secretary
FX: 212-852-7217

HOGAN &
HARTSON

Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022
+1.212.918.3000 Tel
+1.212.918.3100 Fax

www.hhlaw.com

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

May 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No Action Request Submitted Under Rule 14a-8(j)

Ladies and Gentleman:

By letter dated May 15, 2009, News Corporation (the "Company") submitted a no action request under Rule 14a-8(j) concerning a stockholder proposal submitted by Kenneth Steiner (the "Proponent") who had designated John Chevedden as his proxy (the "Designated Proxy").

By copy of a letter from the Designated Proxy to the Staff of the Securities and Exchange Commission, the Company has been informed that the stockholder proposal has been withdrawn. A copy of the Designated Proxy's May 29, 2009 letter is included with this submission as Exhibit A. Based on the Proponent's withdrawal of the proposal, the Company withdraws its no action request dated May 15, 2009 previously submitted under Rule 14a-8(j).

By copy of this letter, the Company is notifying the Proponent and his Designated Proxy that the Company has received the Designated Proxy's letter dated May 29, 2009 and accordingly withdraws its no action request.

If the Staff has questions regarding this matter or requires additional information, please contact the undersigned at (212) 918-8270.

Sincerely,



Amy Bowerman Freed
Hogan & Hartson LLP

cc: Laura O'Leary, News Corporation
Kenneth Steiner
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

May 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 News Corporation (NWS)
Rule 14a-8 Proposal by Kenneth Steiner
Simple Majority Vote

Ladies and Gentlemen:

The above proposal is now withdrawn. The company did not request that this proposal be withdrawn prior to submitting its no action request.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
News Corporation Shareholder since 2008

Laura A. O'Leary <corporatesecretary@newscorp.com>
Corporate Secretary
FX: 212-852-7217

HOGAN &
HARTSON

Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022
+1.212.918.3000 Tel
+1.212.918.3100 Fax

www.hhlaw.com

VIA ELECTRONIC MAIL AND OVERNIGHT MAIL

May 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: News Corporation – 2009 Annual Meeting Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentleman:

This letter is to inform you that our client, News Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and statement in support thereof (together, the "Proposal") received from Kenneth Steiner (the "Proponent") who has designated John Chevedden as his proxy ("Designated Proxy"). For the reasons set forth below, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action if the Company omits this Proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, pursuant to Rule 14a-8(j), we have enclosed herewith six (6) paper copies of this letter and its attachments, filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission, and concurrently sent copies of this correspondence to this Proponent and his Designated Proxy.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, through this letter, we are simultaneously informing the Proponent and his Designated Proxy that if the Proponent or his Designated Proxy elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

Basis for Exclusion

We hereby submit that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided, either himself or through his Designated Proxy, the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proponent's cover letter and Proposal, which requests that the Company's Board of Directors take certain actions to adopt a simple majority vote, is attached to this letter as Exhibit A.

Background

The Company received the Proposal and accompanying correspondence via facsimile on April 17, 2009. In the Proponent's cover letter accompanying the Proposal, the Proponent instructed that all future communications regarding the Proposal be directed to his Designated Proxy. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Proponent does not appear on the records of the Company's stock transfer agent as a stockholder of record.

Accordingly, because the Company was unable to verify in its records the Proponent's eligibility to submit the Proposal, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via United Parcel Service on April 20, 2009, which was within fourteen (14) calendar days of the Company's receipt of the Proposal, a letter to each of the Proponent and his Designated Proxy notifying them of the requirements of Rule 14a-8 and explaining how the Proponent could cure the procedural deficiency (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. The Deficiency Notice informs the Proponent that "to be eligible to submit a stockholder proposal under Rule 14a-8, the submitting stockholder must have continuously held at least $2,000 in market value, or at least 1%, of News Corporation securities entitled to vote on the proposal at the annual meeting for at least one year by the date of the proposal submission." The Deficiency Notice requests that the Proponent "furnish News Corporation with a written statement from the broker or bank that is the 'record' holder of [his] News Corporation securities verifying that [he has] continuously held the requisite number of shares of News Corporation Class B common stock for at least one year as of April 17, 2009." Finally, the Deficiency Notice informs the Proponent that "if News Corporation does not receive [his] response within 14 days of [his] receipt of this notification, it will have the right to exclude [the] proposal" from the 2009 Proxy Materials. United Parcel Service records confirm delivery of the Deficiency Notice to the Proponent on April 23, 2009 and to his Designated Proxy on April 22, 2009. *See* Exhibit C and Exhibit D, respectively. As of the date of this letter, neither the Proponent nor his Designated Proxy has replied to the Deficiency Notice. Thus, the Proponent failed to reply to the Deficiency Notice within fourteen (14) calendar days of receiving such notice, the period prescribed by Rule 14a-8(f).

The Company has made several good faith attempts to remind the Designated Proxy of the deadline for the response to the Deficiency Notice. In an e-mail dated April 27, 2009, the Company contacted the Designated Proxy to confirm that he had received the Deficiency Notice regarding the Proposal ("E-Mail Correspondence 1"). *See* Exhibit E. In an e-mail dated May 4, 2009, the Company contacted the Designated Proxy informing him that the Company had not yet received a response to its Deficiency Notice and that failure to respond within fourteen (14) days of receipt of the Deficiency Notice will give the Company the right to exclude the Proposal from the 2009 Proxy Materials (the "E-Mail Correspondence 2"). *See* Exhibit F. The Company did not receive a response from the Designated Proxy to E-Mail Correspondence 1 or E-Mail Correspondence 2.

Analysis

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

We respectfully submit that the Company may exclude a Proposal pursuant to Rule 14a-8(f)(1) because neither the Proponent nor his Designated Proxy substantiated the Proponent's eligibility to submit the Proposal under Rule 14a-8(b) within fourteen (14) days of the Proponent's and his Designated Proxy's receipt of the Deficiency Notice.

Rule 14a-8(b)(1) provides that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company." *See* Section C, Staff Legal Bulletin No. 14 (July 13, 2001). This can be provided in one of two ways:

1. The stockholder can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal, or

2. A stockholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

Further, Rule 14a-8(f)(1) provides that "[t]he company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j)."

As described above, the Company received the Proposal on April 17, 2009. In accordance with Rule 14a-8(f)(1), on April 20, 2009, which was within fourteen (14) days of receiving the Proposal, the Company timely sent the Deficiency Notice via United Parcel Service to each of the Proponent and his Designated Proxy. As seen in Exhibit B, the Deficiency Notice clearly stated the ownership requirements of Rule 14a-8(b) and requested that the Proponent submit a written statement verifying that the Proponent has continuously held the requisite number of shares of the Company's Class B common stock for at least one year as of April 17, 2009. The Deficiency Notice also stated that the required information must be submitted to the attention of Laura O'Leary, the Company's Corporate Secretary, within fourteen (14) days of the Proponent's receipt of the Deficiency Notice. As seen is Exhibit C and Exhibit D, respectively, the Proponent received the Deficiency Notice by United Parcel Service on April 23, 2009 and his Designated Proxy received the Deficiency Notice by United Parcel Service on April 22, 2009. As of the date of this letter, neither the Proponent nor his Designated Proxy has replied to the Deficiency Notice. Thus, the Proponent failed to reply to the Deficiency Notice within fourteen (14) calendar days of receiving such notice, the period prescribed by Rule 14a-8(f).

On numerous occasions, the Staff has taken the position that it would not recommend enforcement action to the Commission if a company omits a stockholder proposal based on a proponent's failure to provide timely and satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Electric Company* (avail. December 31, 2008); *Qwest Communications International Inc.* (avail. February 28, 2008); *General Motors Corp.* (avail. April 5, 2007); *H.J. Heinz Company* (avail. May 23, 2006); and *Motorola, Inc.* (avail. January 10, 2005). More specifically, the Staff consistently has granted no-action relief where a proponent failed to respond to a company's request for documentary support indicating that the proponent has satisfied Rule 14a-8(b)'s ownership requirements. *See, e.g., Dell Inc.* (avail. April 2, 2007); *Citizens Communications Company* (avail. March 8, 2007); and *International Business Machines Corporation* (avail. December 6, 2006).

Similar to these above-referenced cases, neither the Proponent nor his Designated Proxy responded to the Company's request for documentary support proving that the Proponent had satisfied Rule 14a-8(b)'s continuous ownership requirements. Despite the Deficiency Notice, the Proponent has failed to provide the Company with evidence of the requisite ownership of Company common stock as of the date the Proposal was submitted. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

Conclusion

Based on the foregoing analysis, we respectfully request that the Staff provide that it will not recommend enforcement action if the Company excludes the Proposal from its 2009 Proxy Materials.

Should you have any questions regarding this matter or require any additional information, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,



Amy Bowerman Freed
Hogan & Hartson LLP

cc: Laura O'Leary, News Corporation
Kenneth Steiner
John Chevedden

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Keith Rupert Murdoch
Chairman of the Board
News Corporation (NWS)
1211 Ave of the Americas 8th Fl
New York NY 10036

Rule 14a-8 Proposal

Dear Mr. Murdoch,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



Kenneth Steiner

3/16/09
Date

cc: Laura A. O'Leary
Corporate Secretary
Phone: 212 852-7000
corporatesecretary@newscorp.com
FX: 212-952-7217

[NWS: Rule 14a-8 Proposal, March 31, 2009]

3 – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This includes each 65% shareholder voting provision in our charter and/or bylaws.

Statement of Kenneth Steiner

Currently a 1%-minority can frustrate the will of our 64%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

The Council of Institutional Investors www.cii.org recommends adoption of simple majority voting. This proposal topic also won up to 89% support at the following companies in 2008:

Whirlpool (WHR)	79%	Ray T. Chevedden (Sponsor)
Lear Corp. (LEA)	88%	John Chevedden
Liz Claiborne (LIZ)	89%	Kenneth Steiner

The merits of this Simple Majority Vote proposal should also be considered in the context of the need to initiate improvements in our company's corporate governance and in individual director performance. For instance in 2009 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "F" in governance.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay – $27 million each for Rupert Murdock and Peter Chernin.
  - "High Concern" in takeover defenses.
- Eight directors had 13 to 30 years of long-tenure – This may be an indicator of poor succession planning and board entrenchment.
- We had 16 directors – Unwieldy board concern.
- Each of our directors was designated as an "Accelerated Vesting" director by The Corporate Library due to their accelerating of stock option vesting to avoid recognizing the related cost.
- Five of our directors had each received more than 23% in no-votes:
  - José Aznar
  - Lachlan Murdoch
  - Thomas Perkins
  - Arthur Siskind
  - John Thornton

Three directors had relationships with the company which could compromise their independence:

- José Aznar
- Lachlan Murdoch
- Mark Hurd

- Five of our directors were employees – Independence concern.

- Eight directors owned zero stock – Commitment concern:
  David DeVoe
  John Thornton
  José Aznar
  Mark Hurd
  Natalie Bancroft
  Peter Barnes
  Peter Chernin
  Roderick Eddington

- We had no shareholder right to:
  An independent Board Chairman.
  Cumulative voting.
  To act by written consent.
  Majority voting to elect directors.
- We had a poison pill in 2008.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Adopt Simple Majority Vote
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT B



1211 AVENUE OF THE AMERICAS • NEW YORK, NY 10036 • 212-852-7030 • FAX: 212-852-7217
EMAIL: loleary@newscorp.com

LAURA A. O'LEARY
CORPORATE SECRETARY

April 20, 2009

VIA ELECTRONIC AND OVERNIGHT MAIL
Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Rule 14a-8 Proposal

Dear Mr. Steiner:

This letter acknowledges receipt on April 17, 2009 of your letter requesting that News Corporation include a stockholder proposal in its proxy statement for its 2009 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 (the "1934 Act"). As you may be aware, to be eligible to submit a stockholder proposal under Rule 14a-8, the submitting stockholder must have continuously held at least $2,000 in market value, or at least 1%, of News Corporation securities entitled to vote on the proposal at the annual meeting for at least one year by the date of the proposal submission. Therefore, in accordance with Rule 14a-8(b) of the 1934 Act, please furnish News Corporation with a written statement from the broker or bank that is the "record" holder of your New Corporation securities verifying that you have continuously held the requisite number of shares of News Corporation Class B common stock for at least one year as of April 17, 2009. As you are aware and as you have acknowledged in your letter, Rule 14a-8 also requires that you continue to hold the requisite amount of News Corporation Class B common stock through the date of the annual meeting.

Additionally, you state in your letter that you have designated John Chevedden as your proxy to act on your behalf regarding the presentation and/or modification of your proposal. Pursuant to the requirements of Delaware General Corporation Law, please furnish News Corporation with a copy of the executed proxy to Mr. Chevedden or the transmission providing such authorization as evidence of this designation.

Please submit the required information to my attention within 14 days of your receipt of this notification. Please note that if News Corporation does not receive your response within 14 days of your receipt of this notification, it will have the right to exclude your proposal from the proxy statement for the 2009 Annual Meeting of Stockholders.

Sincerely,



cc: John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Keith Rupert Murdoch
Chairman of the Board
News Corporation (NWS)
1211 Ave of the Americas 8th Fl
New York NY 10036

Rule 14a-8 Proposal

Dear Mr. Murdoch,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH *** FISMA & OMB Memorandum M-07-16 *** ac:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



3/16/09

Kenneth Steiner — Date

cc: Laura A. O'Leary
Corporate Secretary
Phone: 212 852-7000
corporatesecretary@newscorp.com
FX: 212-852-7217

EXHIBIT E

From: Hermiller, Andrew [ahermiller@newscorp.com]

Sent: Monday, April 27, 2009 5:29 PM

To: *** FISMA & OMB Memorandum M-07-16 ***

Subject: Rule 14a-8 Proposal

Dear Mr. Chevedden,

I am writing on behalf of News Corporation to confirm that you received the response letter written by Laura O'leary on April 20, 2009 regarding the recent Stockholder Proposal which was submitted by Kenneth Steiner in a letter dated March 16, 2009.

When you have a moment, please respond to this email to confirm your receipt of our letter.

I thank you in advance for your kind and prompt attention to this matter.

Sincerely,

Andrew Hermiller

EXHIBIT F

From: O'Leary, Laura [loleary@newscorp.com]

Sent: Monday, May 04, 2009 5:44 PM

To: *** FISMA & OMB Memorandum M-07-16 ***

Subject: News Corporation 2009 Annual Meeting

Dear Mr. Chevedden:

This is just a follow up to our correspondence of April 20, 2009 requesting additional information with respect to the request by Mr. Kenneth Steiner that News Corporation include a stockholder proposal in its proxy statement for its 2009 Annual Meeting of Stockholders. As noted in our April 20, 2009 letter to Mr. Steiner, the requested information is due within 14 days of your receipt of our notification. To date we have not received a response to our request. Please be reminded that if News Corporation does not receive a response within 14 days of your receipt of such notification/request, it will have the right to exclude the proposal from the proxy statement for the 2009 Annual Meeting of Stockholders.

Please contact me if you have any questions.

Sincerely,

Laura O'Leary
Corporate Secretary
News Corporation